File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2006 JUN 13 A 10:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 June 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

06014336

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

dlw 6/13

Severn Trent Plc

Retirement of Director

Martin Flower, Senior Independent Director and Deputy Chairman of Severn Trent Plc, has announced his retirement from the board with effect from 10 June 2006 by which time he will have completed ten years on the board. Mr Flower is Chairman of Croda International Plc and a director of The Morgan Crucible Company Plc.

Sir John Egan, Chairman of Severn Trent Plc, said "*I would like to thank Martin for the excellent contribution he has made to Severn Trent during his ten years as a non-executive director, in particular for his chairmanship of the Remuneration Committee and his tenure as Deputy Chairman, providing continuity to the Board during a period of significant change. I wish him well for the future".*

Richard Davey, a non-executive director, will be appointed as Senior Independent Director and Chairman of the Remuneration Committee with effect from 11 June 2006.

For further information contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
Direct Line: 0121 722 4310

www.severntrent.com

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

2 June 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Announcement Body Information:

On 2 June 2006, Severn Trent Plc (the "Company") was notified that Ms Marisa Cassoni, a non-executive director of the Company, is to be appointed as Finance Director of the John Lewis Partnership with effect from 26 June 2006.

www.severntrent.com

File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2006 JUN 13 A 10:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 June 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Substantial Shareholder - Fidelity	SE Announcement	12-May-2006	✓				✓	Filed with SEC on 12 May 2006
Sale of Biffa Belgium	SE Announcement	12-May-2006	✓				✓	Filed with SEC on 12 May 2006
Appointment of new Biffa Chairman	SE Announcement	11-May-2006	✓				✓	Filed with SEC on 11 May 2006
Block Listing Six Monthly Return	SE Announcement	09-May-2006	✓				✓	Filed with SEC on 9 May 2006
Substantial Shareholder - Fidelity	SE Announcement	04-May-2006	✓				✓	Filed with SEC on 4 May 2006
Annual Return	Co House Forms	06-May-2006		✓				
88(2) - Various - 96,232 shares	Co House Forms	24-May-2006		✓				
88(2) - FHF Nominees Ltd - 11,834 shares	Co House Forms	22-May-2006		✓				
88(2) - FHF Nominees Ltd- 1,451 shares	Co House Forms	15-May-2006		✓				
88(2) - TD Waterhouse Nominees (Europe) Ltd - 8,773 shares	Co House Forms	05-May-2006		✓				
88(2) - Various - 821,240 shares	Co House Forms	04-May-2006		✓				

BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 JUN 13 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	882	28,540	1,394
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	831p	568p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed ________ Date 24.5.2006

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver
Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Lloyds TSB Registrars, The Causeway Worthing, West Sussex. BN99 6DA ESP/Allotment Team/PH/4191 Tel: 01903 833406 Fax: 01903 833277 DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day* 23	*Month* 05	*Year* 2006	*Day*	*Month*	*Year*

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	63,300	1,716	400
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	536p	592p	759p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Address PLEASE SEE ATTACHED SCHEDULE UK Postcode	Ordinary	96,232
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**96,232**

Please enter the number of continuation sheet(s) (if any) attached to this form 4

Signed [signature] Date 24.5.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex
BN99 6DA
ESP/Allotment Team/PH/4191
Tel: 01903 833406 Fax: 01903 833277
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,979	4,165	3,690
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.88	£7.20	£7.38

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name F H F Nominees Limited Part ID: 846 / Desig: CSOS Address 28 Park Square West, Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 11,834
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **11,834**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 22.5.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./AL/8735 Tel: 01903 833250

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 JUN 13 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter the date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
03	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,451		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name F H F (Nominees) Limited Des CSOS Part ID 846 Address 28 Park Square Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 1,451
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,451**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 15 May 2006.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E8454 Tel: 01903 833208

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	27	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary	
Number allotted	865	4,027	3,881	
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.88	£7.20	£7.38	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited Des: CESREG Part ID: 277	Class of shares allotted	Number allotted
Address 201 Deansgate	Ordinary	8,773
Manchester		
UK Postcode M3 3TD		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**8,773**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 5.5.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/8303 Tel: 01903 833208
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 JUN 13 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	03	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	25,297	272,306	520,004
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	831p	568p	536p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	**Shares and share class allotted**	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
	TOTAL CONTINUED	
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________ **Date** 4. 5. 206

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/OW/4088 Tel: 01903 833406	 Fax: 01903 833277
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	366	1,365	1,144
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	548p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] **Date** 4.5.2006

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/OW/4088 Tel: 01903 833406	Fax: 01903 833277
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

3 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	758		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	759p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	821,240
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**821,240**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 29

Signed [signature] Date 4.5.2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/Allotment Team/OW/4088 Tel: 01903 833297 Fax: 01903 833277
DX number DX exchange

Companies House
— for the record —

RECEIVED
2006 JUN 13 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Name
SEVERN TRENT PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
2366619
Information extracted from Companies House records on 17th March 2006

Section 1: Company details

Ref: 2366619/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	2297 Coventry Road Birmingham B26 3PU	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds T S B Registrars The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Fiona Brown SMITH **Address** The Little Rectory Whilton Northamptonshire NN11 2NU	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Fiona Brown SMITH ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Martin John BETTINGTON **Address** 23 Cottesmore Court Stanford Road London W8 5QN **Date of birth** 24/08/1952 **Nationality** British **Occupation** Director Of Companies	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Martin John BETTINGTON ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Rachel Sophia BRYDON JANNETTA **Address** Hawford Grange Barn Chatley Lane Hawford Worcester WR3 7SG **Date of birth** 24/01/1960 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Rachel Sophia BRYDON JANNETTA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dr Bernard BULKIN FRSC **Address** 34 Hodford Road London NW11 8NN **Date of birth** 09/03/1942 **Nationality** British/Us **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Dr Bernard BULKIN FRSC ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Maria Luisa CASSONI **Address** 125 Providence Square Bermondsey Wall West London SE1 2ED **Date of birth** 27/12/1951 **Nationality** British **Occupation** Director Of Companies	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Maria Luisa CASSONI ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Richard Harding DAVEY **Address** Rockalls Hall Rockalls Road Polstead Essex CO6 5AT **Date of birth** 22/07/1948 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Richard Harding DAVEY ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir John Leopold EGAN **Address** 4 Mill Street Warwick Warwickshire CV34 4HB **Date of birth** 07/11/1939 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Sir John Leopold EGAN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Martin Charles FLOWER **Address** Little Morton The Pound Cookham Berkshire SL6 9QD **Date of birth** 07/07/1946 **Nationality** British **Occupation** Director Of Companies	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Martin Charles FLOWER ceased to be director (if applicable) __ / __ / ____

Company Number 2366619 Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Martin Joseph HOUSTON **Address** Locksley 3 Shalford Road Guildford Surrey GU4 8AA **Date of birth** 25/11/1957 **Nationality** British **Occupation** Director Of Companies	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Martin Joseph HOUSTON ceased to be director (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Colin Stephen MATTHEWS **Address** Brae Cottage Bute Avenue Richmond Surrey TW10 7AX **Date of birth** 20/04/1956 **Nationality** British **Occupation** Chartered Engineer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Colin Stephen MATTHEWS ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Michael James Edward MCKEON	Name ____
	Address 4 The Square High Pine Close Weybridge Surrey KT13 9EA	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____
	Date of birth 18/10/1956	UK Postcode ____ ___
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Company Director	Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Michael James Edward MCKEON ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** ~~Frederic Adrian OSBORN CB~~	Name ____
	Address ~~48 Talbot Road~~ ~~London~~ ~~N6 4QP~~	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____
	Date of birth ~~14/01/1941~~	UK Postcode ____ ___
	Nationality ~~British~~	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** ~~Environmentalist~~	Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Frederic Adrian OSBORN CB ceased to be director (if applicable) 31 / 03 / 2006

	Current details	**Amended details**
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Barry SMITH **Address** Chiltern Cottage Christmas Common Watlington Oxfordshire OX49 5HL **Date of birth** 16/08/1957 **Nationality** British **Occupation** Director Of Companies	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date John Barry SMITH ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony Paul WRAY **Address** 26 Pine Close Stoke Golding Nuneaton Warwickshire CV13 6EB **Date of birth** 02/11/1961 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Antony Paul WRAY ceased to be director (if applicable) __ / __ / ____

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	348,093,283	£227,176,668.91

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

348,093,283

Aggregate Nominal Value of issued shares

£227,176,668.91

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 01/04/2005

> REMEMBER:

Changes** to shareholder particulars or details of shares transferred to be **completed each year

A full list of shareholders is required with the first and every third Annual Return thereafter

List shareholders in alphabetical order or provide an index

List joint shareholders consecutively

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date __ / __ / ____

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *1/4/2006*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st April 2007** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: THE COMPANY SECRETARY

Telephone number *inc code*: 0121 7224000

Address: 2297 COVENTRY ROAD
BIRMINGHAM

DX number *if applicable*: ______

DX exchange: ______

Postcode: B26 3PU

Severn Trent Plc

Schedule 5

Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Share Class	Country of Incorporation	Included In Cons.Accnts.
A Smith & Sons (Waste Disposal) Limited	100.000%		Ordinary	United Kingdom	Yes
Abbcott Developments Limited	99.978%	92.480%	Ordinary A & B	England	Yes
Abbcott Investments Limited	100.000%	92.500%	Ordinary	England	Yes
Abbcott Rugby Limited	92.500%		Ordinary A & B	England	Yes
Aerotech Holdings Inc	100.000%		Common	United States	Yes
Aerotech Laboratories Inc	100.000%		Common	Delaware	Yes
Antwerp Waste Management NV	100.000%		Ordinary	Belgium	Yes
Aquafin NV	20.000%		Ordinary		
Arcrite Limited	100.000%		Ordinary	England	Yes
Arcrite Membrane Systems Limited	100.000%		Ordinary	England	Yes
Arcrite Process Systems (UK) Limited	100.000%		Ordinary	England	Yes
Arcrite Water Services Limited	100.000%		Ordinary	England	Yes
Aseriti Limited	100.000%		Ordinary	England	Yes
Aztec Environmental Control Limited	100.000%		Ordinary	England	Yes
B. Holmes (Graded Papers) Limited	100.000%		Ordinary	United Kingdom	Yes
Baltea Srl	100.000%		Ordinary	Italy	Yes
Barefoot Bay Propane Gas Company Inc	100.000%		Common	United States	Yes
Barge Waste Management Limited	99.975%		Ordinary	United Kingdom	Yes

Severn Trent Plc

Schedule 5

Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Share Class	Country of Incorporation	Included In Cons.Accnts.
BFG Nohra mbH	50.000%		Ordinary	Germany	Yes
Biffa (Land) Limited	99.986%		Ordinary A & B Preference	Guernsey	Yes
Biffa (Rock Common) Limited	100.000%		Ordinary	United Kingdom	Yes
Biffa (Roxby) Limited	100.000%		Deferred, Ordinary 1 & 2	United Kingdom	Yes
Biffa (UK) Holdings Limited	100.000%	100.000%	Ordinary	United Kingdom	Yes
Biffa Environmental Technology Limited	100.000%		Ordinary	United Kingdom	Yes
Biffa Gamatrans SA	99.995%	99.995%	Ordinary	Belgium	Yes
Biffa Holdings (Jersey) Limited	100.000%		Ordinary	Jersey	Yes
Biffa Holdings Limited	100.000%		Ordinary	United Kingdom	Yes
Biffa Leicester Limited	100.000%		Ordianry	United Kingdom	Yes
Biffa MRC NV	100.000%	100.000%	Ordinary	Belgium	Yes
Biffa NV	100.000%	100.000%	Ordinary	Belgium	Yes
Biffa Operations Ireland Limited	100.000%		Ordinary	Ireland	Yes
Biffa Plc	100.000%	100.000%	Ordinary & Preference	England	Yes
Biffa Treatment NV	100.000%	100.000%	Ordinary	Belgium	Yes
Biffa UK Group Limited	100.000%		Ordinary	United Kingdom	Yes
Biffa UK Limited	100.000%		Ordinary	United Kingdom	Yes
Biffa Waste Limited	100.000%		Ordinary	United Kingdom	Yes

Severn Trent Plc

Schedule 5

Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Share Class	Country of Incorporation	Included In Cons.Accnts.
Biffa Waste Management Limited	100.000%		Ordinary	United Kingdom	Yes
Biffa Waste Services Limited	100.000%		Ordinary	United Kingdom	Yes
Biogas Generation Limited	100.000%		Ordinary	England	Yes
Biogeneration Limited	50.000%		Ordinary A	United Kingdom	Yes
Bushscale Limited	98.462%		Ordinary	United Kingdom	Yes
C2C Energy Limited	100.000%		Ordinary	England	Yes
C2C Group Limited	100.000%		Ordinary	England	Yes
C2C Services Limited	80.000%		Ordinary	England	Yes
C2C Telecoms Limited	100.000%		Ordinary	England	Yes
C2C Utilities Limited	100.000%		Ordinary	England	Yes
C2C Water Services Limited	100.000%		Ordinary	England	Yes
Cara Utilities Limited	100.000%		Ordinary	Ireland	Yes
Charles Haswell and Partners Limited	100.000%		Ordinary	England	Yes
City Analytical Services Limited	100.000%		Ordinary	England	Yes
Clarfield Recycling Limited	100.000%		Ordinary A, B & C Ordinary C Preferred	United Kingdom	Yes
Clear Rating Limited	100.000%		Ordinary	England	Yes
Coast to Coast Holdings Limited	80.000%		Ordinary	England	Yes
Coast to Coast Water Limited	100.000%	80.000%	Ordinary	England	Yes

Severn Trent Plc

Schedule 5

Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Share Class	Country of Incorporation	Included In Cons.Accnts.
Cognica Limited	50.000%		Ordinary A	England	Yes
Complete Credit Management Limited	100.000%		Ordinary	England	Yes
Computer Systems and Applications, Inc	100.000%		Common	Texas	Yes
Daventry International Rail Freight Terminal Limited	92.500%		Ordinary A & B	England	Yes
Daventry Rail Port Limited	92.500%		Ordinary A & B	England	Yes
Derwent Insurance Limited	100.000%		Ordinary	Gibraltar	Yes
Descaling Contractors Limited	100.000%		Ordinary & Deferred	United Kingdom	Yes
Direct 2 Management Company Limited	76.520%		Ordinary A & B	England	Yes
DIRFT Central Management Limited	100.000%	92.500%	A Ordinary	England	Yes
DIRFT East Management Limited	75.000%	69.375%	A Ordinary	England	Yes
DIRFT South Management Limited	75.000%	69.375%	A Ordinary	England	Yes
DIRFT West Management Limited	100.000%	92.500%	A Ordinary	England	Yes
Double Serve Limited	100.000%		Ordinary	England	Yes
East Leeds (Holdings) Limited	50.000%		A Ordinary	England	Yes
East Leeds Development Company Limited	50.000%		A Ordinary	England	Yes
East Worcester Water Plc	100.000%	100.000%	Ordinary	England	Yes
ELDC (Triangle) Limited	76.000%	38.000%	B Ordinary	England	Yes
Elypse Limited	100.000%		Ordinary	England	Yes

Severn Trent Plc

Schedule 5

Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Share Class	Country of Incorporation	Included In Cons.Accnts.
En Novative Technologies Inc	100.000%		Common	Delaware	Yes
Excel Technologies International, Inc	100.000%		Common	Delaware	Yes
Exclusive Cleansing Services Limited	100.000%		Ordinary & Deferred	United Kingdom	Yes
Fernmead Limited	75.000%		Ordinary	United Kingdom	Yes
First Waste Limited	50.000%	100.000%	Ordinary	Guernsey	Yes
First Waste Limited	50.000%	100.000%	Ordinary	Guernsey	Yes
Garwig & Cie SA	100.00%	100.000%	Ordinary	Belgium	Yes
GMI Rovinian Limited	50.000%		B Ordinary	England	Yes
Greater Manchester Sites Limited	50.000%		Ordinary	United Kingdom	Yes
Gunthorpe Fields Limited	100.000%		Ordinary	England	Yes
Hales Waste Control Limited	100.000%		Ordinary	United Kingdom	Yes
Interport Paper Company Limited	100.000%		Ordinary	United Kingdom	Yes
Iseco SpA	80.000%		Ordinary	Italy	Yes
Island Waste Services Limited	99.000%		Ordinary	United Kingdom	Yes
La Biodepuratrice SpA	100.000%		Ordinary	Italy	Yes
Loristan Services Limited	100.000%		Ordinary	United Kingdom	Yes
M. Joseph & Son (Birmingham) Limited	100.000%		Ordinary & Ordinary A	United Kingdom	Yes
Megastock Limited	100.000%		Ordinary	United Kingdom	Yes

Severn Trent Plc

Schedule 5

Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Share Class	Country of Incorporation	Included In Cons.Accnts.
Midpoint Park Management Limited	75.000%	75.000%	A Ordinary	England	Yes
Minworth Contracting Limited	100.000%		Ordinary	England	Yes
Minworth Systems Limited	100.000%		A & B Ordinary	England	Yes
Norwaste Limited	100.000%		Ordinary & Deferred Ordinary	United Kingdom	Yes
P & K Microbiology Inc	100.000%		Common	New Jersey	Yes
Photodigil Limited	100.000%		Ordinary	United Kingdom	Yes
Pilmuir Waste Disposal Limited	100.000%		Ordinary	United Kingdom	Yes
Poplars Resource Management Company Limited	100.000%		Ordinary	United Kingdom	Yes
Practical Recycling Systems Limited	100.000%		Ordinary	United Kingdom	Yes
Procis Software Limited	100.000%		Ordinary A & B Ordinary	England	Yes
QED Environment Services Inc	100.000%		Common	Michigan	Yes
R A Johnson (Haulage) Limited	100.000%		Ordinary A, B & C	United Kingdom	Yes
Rebound Limited	100.000%		Ordinary & Preference	United Kingdom	Yes
Reclamation & Disposal Limited	100.000%		Ordinary	United Kingdom	Yes
Rent-A-Weld (Wirral) Limited	100.000%		Ordinary	United Kingdom	Yes
Reputa Limited	100.000%		Ordinary	England	Yes
Richard Biffa (Reclamation) Limited	100.000%		Ordinary	United Kingdom	Yes
Richard Biffa Limited	100.000%		Ordinary	United Kingdom	Yes

Date 19/04/2006

Severn Trent Plc

Schedule 5

Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Share Class	Country of Incorporation	Included In Cons.Accnts.
S.C.S. Contractors Limited	100.000%		Ordinary A & C	United Kingdom	Yes
Scholes Development Company Limited	87.425%	43.712%	A Ordinary	England	Yes
Severn Trent (Del.) Inc	100.000%		Common	USA	Yes
Severn Trent (G.T) Limited	100.000%		Ordinary A & B	England	Yes
Severn Trent Africa (Pty) Ltd	100.000%		Ordinary	South Africa	Yes
Severn Trent Corporate Holdings Plc	100.000%	100.000%	Ordinary	England	Yes
Severn Trent Corporate Services Limited	100.000%		Ordinary	England	Yes
Severn Trent DeNora (TEXAS), LLC	100.000%	70.000%	Common	Texas	Yes
Severn Trent DeNora, LLC	70.000%		Common	Delaware	Yes
Severn Trent DeNora, Srl	100.000%	70.000%	Ordinary	Italy	Yes
Severn Trent DEPS Trustees Limited	100.000%		Ordinary	England	Yes
Severn Trent Enterprises Limited	100.000%		Ordinary	England	Yes
Severn Trent Environmental Services, Inc	100.000%		Ordinary	Texas	Yes
Severn Trent European Finance Limited S.a r.l.	100.000%		Ordinary		Yes
Severn Trent GPS Trustees Limited	100.000%		Ordinary	England	Yes
Severn Trent Holdings NV	100.000%	100.000%	Ordinary	Belgium	Yes
Severn Trent Home Services Limited	100.000%		Ordinary	England	Yes
Severn Trent Italia SpA	100.000%		Ordinary	Italy	Yes

Severn Trent Plc

Schedule 5

Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Share Class	Country of Incorporation	Included In Cons.Accnts.
Severn Trent Laboratories Inc	100.000%		Common	Delaware	Yes
Severn Trent Laboratories Limited	100.000%		Ordinary	England	Yes
Severn Trent Metering Services Limited	100.000%		Ordinary	England	Yes
Severn Trent MIS Trustees Limited	100.000%		Ordinary	England	Yes
Severn Trent Overseas Holdings Limited	100.000%	100.000%	Ordinary	England	Yes
Severn Trent Pension Scheme Trustees Limited	100.000%		Ordinary	England	Yes
Severn Trent PIF Trustees Limited	100.000%		Ordinary	England	Yes
Severn Trent Plc				England	Yes
Severn Trent Power Generation Limited	100.000%		Ordinary	England	Yes
Severn Trent Property Limited	100.000%		Ordinary	England	Yes
Severn Trent QUEST Limited	100.000%		Ordinary	England	Yes
Severn Trent Retail and Utility Services Limited	100.000%		Ordinary	England	Yes
Severn Trent Select Limited	100.000%		Ordinary	England	Yes
Severn Trent Services (Del) Inc	100.000%		Common	United States	Yes
Severn Trent Services de Mexico, S.A. de C.V.	100.000%	100.000%	Common	Mexico	Yes
Severn Trent Services Finance Limited	100.000%		Ordinary	United Kingdom	Yes
Severn Trent Services Holdings Plc	100.000%	100.000%	Ordinary	England	Yes
Severn Trent Services Limited	100.000%		Ordinary	England	Yes

Date 19/04/2006

Severn Trent Plc

Schedule 5

Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Share Class	Country of Incorporation	Included In Cons.Accnts.
Severn Trent Services, Inc	100.000%		Common	United States	Yes
Severn Trent SSPS Trustees Limited	100.000%		Ordinary	England	Yes
Severn Trent Systems Limited	100.000%	100.000%	Ordinary	England	Yes
Severn Trent Technology Limited	100.000%		Ordinary	England	Yes
Severn Trent US Finance (1) Del. LLC	100.000%		Ordinary	United States	Yes
Severn Trent US Finance (2) Del. LLC	100.000%		Ordinary	United States	Yes
Severn Trent US Funding Management Limited	100.000%		Ordinary	England and Wales	Yes
Severn Trent Utility Services Limited	100.000%		Ordinary	England	Yes
Severn Trent Wasser und Abwasser GmbH	100.000%		Ordinary	Germany	Yes
Severn Trent Water International (Overseas Holdings) Limited	100.000%		Ordinary	England	Yes
Severn Trent Water International Limited	100.000%		Ordinary	England	Yes
Severn Trent Water Limited	100.000%		Ordinary	England	Yes
Severn Trent Water Purification Limited	100.000%		Ordinary	England	Yes
Severn Trent Water Purification Spa	100.000%		Ordinary	Italy	Yes
Severn Trent Water Purification, Inc	100.000%		Common	Pennsylvania	Yes
Severn Trent Water Reservoirs Limited	100.000%		Ordinary	England	Yes
Severn Trent Water Services Plc	100.000%	100.000%	Ordinary and A Redeemable	England	Yes
Severn Trent Water Share Scheme Trustees Limited	100.000%		Ordinary	England	Yes

Date 19/04/2006

Severn Trent Plc

Schedule 5

Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Share Class	Country of Incorporation	Included In Cons.Accnts.
Severn Trent Water Utilities Finance Plc	100.000%	100.000%	Ordinary	England	Yes
SII	25.000%	32.000%	Quota	Italy	Yes
SmartMeter Limited	100.000%		Ordinary	England	Yes
ST Corporate Director Limited	100.000%		Ordinary	England	Yes
Tetra Europe Limited	100.000%		A & B Ordinary	England	Yes
The Litigation Services Company Limited	100.000%		Ordinary A & B	England	Yes
The Withnell Brick & Terra Cotta Company (1912) Limited	100.000%		Ordinary	United Kingdom	Yes
Tournament Fields Management Company Limited	100.000%		Ordinary	England	Yes
Tyneside Wastepaper Co. Limited	100.000%		Ordinary	United Kingdom	Yes
U K Waste Pension Scheme Trustees Limited	99.000%		Ordinary	United Kingdom	Yes
UK Waste Management Holdings Limited	100.000%		Ordinary	United Kingdom	Yes
UK Waste Management Limited	100.000%		Ordinary	United Kingdom	Yes
UKTalks Limited	100.000%	100.000%	Ordinary	England	Yes
Umbridue Scarl	64.000%	64.000%	Quota	Italy	Yes
W R Pollard & Son Limited	100.000%		Ordinary & Non-voting	United Kingdom	Yes
Waste Clearance (Holdings) Limited	100.000%		Ordinary	United Kingdom	Yes
Waste Gas to Energy Limited	100.000%		Ordinary	United Kingdom	Yes
Wastedrive (Manchester) Limited	100.000%		Ordinary	United Kingdom	Yes

Severn Trent Plc

Schedule 5

Company Name	Immediate Parent %	Ultimate Parent % (if differs)	Share Class	Country of Incorporation	Included In Cons.Accnts.
Wastedrive Limited	100.000%		Ordinary	United Kingdom	Yes
Waterblast Limited	100.000%		Ordinary	United Kingdom	Yes
West Darlington Development Company Limited	50.000%		B Ordinary	England	Yes
Westley Trading Limited	100.000%		Ordinary	United Kingdom	Yes
White Cross Limited	100.000%		Ordinary & Deferred	United Kingdom	Yes